UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

MAY 13, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Monotype Imaging Holdings Inc.
File No. 1-33612 - CF#21876

Monotype Imaging Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on March 27, 2008, as amended on April 22, 2008.

Based on representations by Monotype Imaging Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.41   through March 15, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           David L. Orlic
           Special Counsel